Exhibit 77(e)(4)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

January 21, 2011

Christopher Kurtz

Vice President, Finance

ING Investment Management Co.

10 State House Square

Hartford, CT 06103-3602

Dear Mr. Kurtz:

Pursuant to the Sub-Advisory Agreement dated November 2, 2010 between Directed Services LLC and ING Investment Management Co., as amended (the “Agreement”), we hereby notify you of our intention to retain you as Sub-Adviser to render investment advisory services to ING Large Cap Value Portfolio (the “Portfolio”) (formerly, ING Pioneer Equity Income Portfolio), a series of ING Investors Trust, effective on or about January 21, 2011, upon all of the terms and conditions set forth in the Agreement and subject to shareholder approval of the Agreement.

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by adding the Portfolio to the Schedule A of the Agreement. The Amended Schedule A, with the annual sub-advisory fees indicated for the Portfolio, is attached hereto.

Please signify your acceptance to act as Sub-Adviser under the Agreement with respect to the Portfolio by signing below where indicated.

Very sincerely,

/s/Todd Modic

Todd Modic
Vice President
Directed Services LLC

ACCEPTED AND AGREED TO:
ING Investment Management Co.
By:	/s/Christopher Kurtz
Name:	Christopher Kurtz
Title:	VP Finance	, Duly Authorized

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

DIRECTED SERVICES LLC

and

ING INVESTMENT MANAGEMENT CO.

Series	Annual Sub-Adviser Fee (as a percentage of average daily net assets)
ING Large Cap Growth Portfolio (formerly, ING Wells Fargo Omega Growth Portfolio)	0.2475%
ING Large Cap Value Portfolio (formerly, ING Pioneer Equity Income Portfolio)	0.2925% on the first $500 million 0.27% thereafter